FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	|X|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated June 10, 2004 for Group TVA inc.

Serge Gouin standing in as acting president
Raynald Briere leaves TVA’s presidency

Montreal, June 10, 2004 - Raynald Briere announced this morning that he is resigning from his position as President and CEO of TVA Group. The president and CEO of Quebecor Media, Serge Gouin, will step in as acting president while TVA Group’s board of directors finds a successor for Mr. Briere.

“Having experienced serious health problems during the last year, I came to the conclusion that I needed to slow down. I took this decision now as I believe this is the right time for the company which is experiencing an extraordinary year in terms of TV ratings as well as financial results. Our programming for the 2004-2005 season is almost complete and I am convinced that it will enable TVA to maintain its market leadership. I therefore leave behind a strong organization able to meet the multiple challenges facing the television industry, said Mr. Briere. I wish to thank all members of the management team and all TVA employees for their dedication and hard work. I also thank Quebecor Media for allowing me to live an extraordinary professional experience. I extend my best wishes to my successor, who can be assured of my support”, he added.

The president and CEO of Quebecor Media, Serge Gouin, thanked Mr. Briere for his exceptional contribution to TVA’s success. “We understand the reasons that motivated Raynald’s decision. We are nevertheless saddened by his departure, as he has delivered stellar results for shareholders, making TVA the dominant player in its various markets. On behalf of Quebecor Media’s shareholders and management, I wish to extend to him our sincere gratitude for all that he has accomplished.”

Mr. Briere has accepted to continue to be involved with the company as an advisor to TVA’s management, in order to facilitate the transition. His resignation is effective immediately.

TVA Group Inc. is an integrated communications company involved in broadcasting, production and distribution of audiovisual products, and in publishing, including magazines. TVA Group Inc. is North America’s largest private producer and distributor of French-language entertainment, information and public affairs programming, and its largest publisher of French-language magazines. Its Class B Shares are listed on the Toronto Stock Exchange under the symbol TVA.B.

For information:	Francois Taschereau (514) 866-5115

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/S/ Claudine Tremblay ———————————————
By:	Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: June 10, 2004